UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2021

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On January 26, 2021, Galmed Pharmaceuticals Ltd. (the “Company”) issued a press release announcing an upcoming publication of a paper entitled “Aramchol Downregulates Stearoyl CoA-Desaturase 1 (SCD1) in Hepatic Stellate Cells to Attenuate Cellular Fibrogenesis” in the Journal of High Energy Physics (“JHEP”) Reports. The paper is expected to be published in the JHEP Reports on January 28, 2021. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, the Company intends to present the information in the presentation slides attached hereto as Exhibit 99.2 in the Company’s Key Opinion Leader (KOL) Symposium and Pipeline Update on January 26, 2021. A copy of the presentation is furnished as Exhibit 99.2 and incorporated by reference herein.

The first two paragraphs and “Forward Looking Statements” of the press release attached as Exhibit 99.1 to this Form 6-K are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated January 26, 2021.

99.2	KOL Symposium and Pipeline Update Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: January 26, 2021	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer